Liquid Media Group Ltd. #401, 750 West Pender Street Vancouver, British Columbia V6C 2T7, Canada NASDAQ: YVR

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders (the “Meeting”) of Liquid Media Group Ltd. (the “Company”) will be held at Suite 401, 750 West Pender Street, Vancouver, British Columbia, at 10:00 a.m., on Tuesday, May 2, 2023, for the following purposes:

1.To approve, by special resolution of the shareholders of the Company to alter the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions prescribed under the Business Corporations Act (British Columbia), as more particularly described in the accompanying Information Circular;

2.To approve, by special resolution of the shareholders of the Company, the adoption of a new form of Articles in place of the Company’s existing Articles, as more particularly described in the Information Circular; and

3.To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Out of necessary caution, to proactively deal with the unprecedented public health impact of COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, directors, employees and other stakeholders, management encourages shareholders and others to vote by proxy in order to avoid physical attendance.

Given the need for risk management in respect of COVID-19, the Company asks that anyone planning to attend the Meeting in person advise the Company’s corporate secretary at dmoroney@wiklow.com. To ensure the health and safety of all attendees, the Company reserves the right to take any additional cautionary measure deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 pandemic, including limiting the number of persons who may be allowed in a single room for the Meeting to allow for required social distancing, or any other measures that may be recommended by public health authorities in connection with gatherings of persons.

Shareholders are encouraged to vote by proxy, by mail, by telephone or on the Internet, in advance of the deadline set forth in the accompanying Information Circular. See “Proxies and Voting Rights”. The Company is not aware of any items of business to be brought before the Meeting other than those described in the Information Circular. There will be no Management presentation on the business and operations of the Company at the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of common shares of record at the close of business on March 28, 2023 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Odyssey Trust Company Attn: Proxy Department, 409 Granville Street, Suite 350, Vancouver, British Columbia, Canada, V6C 1T2, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia this 29th day of March, 2023.

BY ORDER OF THE BOARD

/s/ “Joshua Jackson”

Joshua Jackson

Chair